SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 28, 2009

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London

EC1Y 1AX United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London

EC1Y 1AX United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒                    40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat updates the date that it will report results for third quarter ended 30 September 2009 to Monday, 9 November 2009 at 7:00 a.m. London time.

Inmarsat Holdings Limited and Inmarsat Group Limited - Updated Information:

Date for release of third quarter results 2009 – Monday, 9 November 2009.

Inmarsat management will discuss the third quarter results and other financial and business information in a conference call on Monday, 9 November at 2:00p.m. London time, (United States, 9:00 a.m. EST). To access the call please dial +44 (0)20 7162 0025. The conference id for the call is 849263. The call will be recorded and available for one week after the event. To access the recording please dial +44 (0)20 7031 4064 and enter the access code 849263. The call will also be available via a webcast accessible through our website.

For further information contact:

Inmarsat plc:

Laura Furnival +44 20 7728 1206

laura_furnival@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: October 28, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: October 28, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer